

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-mail
Marcus S. Ryu
President and Chief Executive Officer
Guidewire Software, Inc.
2211 Bridgepointe Parkway
San Mateo, CA 94404

> **Re:** **Guidewire Software, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2011**
> **File No. 333-176667**

Dear Mr. Ryu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Cover Page

2. Your risk factor disclosure on page 29 suggests that following the offering, your executive officers and directors, and entities affiliated with them, will continue to own a significant percentage of the company's stock and that they, acting together, may be able to control your management and affairs and other matters requiring stockholder approval.

Please tell us what consideration you gave to disclosing on your prospectus cover page and in your summary the substantial control these insiders may have over your company following the offering.

Prospectus Summary, page 1

3.   With respect to each third-party statement in your prospectus – such as the market data by Gartner and IBISWorld referenced in your summary and in your business section – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications was prepared for you.

4.   We note the following statement that begins the fourth paragraph of your summary overview: "We primarily generate software license revenues through annual license fees that recur during the multi-year term of a customer's contract." Given that your services revenue has accounted for a larger percentage of total revenues than your software license revenue for each of the periods covered in the financial statements contained in the registration statement, please consider also discussing the nature of your service revenues here.

5.   Please provide us with supplemental support for your belief, disclosed here and on page 80 in the business section, that claims leakage costs the P&C insurance industry over $50 billion annually. We note your disclosure that this belief is based upon your analysis and industry reports.

Summary Consolidated Financial Data, page 6

6.   You first present the company's Adjusted EBITDA in this section of the prospectus, and you provide a footnote cross-reference to a more thorough discussion of this non-GAAP figure and GAAP reconciliation later in the document. To the extent that you continue to include non-GAAP financial data here, please expand the disclosure to provide all of the information required by Item 10(e)(1) of Regulation S-K, rather than a cross-reference to this disclosure elsewhere.

Risk Factors, page 9

General

7.   Please revise to ensure that each risk factor heading clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Several of the

headings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following:

- "We may be obligated to disclose our proprietary source code to our customers;" and
- "Our products could experience data security breaches."

Please revise to ensure that each heading succinctly describes the specific risk or risks discussed in the text below. Note further that rather than stating generally that a factor could adversely or negatively affect your business, operating results, or financial condition, each heading should indicate what the particular adverse effects may be, such as reduced income or revenues or loss of customers.

"Assertions by third parties of infringement…," page 11

8.   Please address the risks associated with the Accenture litigation under a separate heading.

"Because we derive substantially all of our revenues and cash flows…," page 15

9.   You disclose that you have historically derived a "substantial majority" of your revenues from your ClaimCenter product. Please consider providing quantitative disclosure of your historical revenues attributable to this product and related services so that readers may better understand the extent of your reliance on a single product.

"We rely on technology and intellectual property…," page 18

10.   You disclose that you use insurance-industry proprietary information licensed from Insurance Services Offices, Inc. for distribution in your PolicyCenter Products, and your disclosure suggests thats you are not aware of an adequate replacement for this information should it become unavailable to you through ISO. To the extent your business is materially dependent on it, the ISO license agreement and its material terms should be discussed in Business. Please revise your filing accordingly, or provide us with support for your conclusion that you are not materially dependent on the ISO license. Further, please tell us what consideration you gave to filing this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our growth is dependent…," page 23

11.   You state here that you rely on systems integrators as channel partners to reach new customers, and we note your disclosure on page 88 in the business section regarding your strategic relationships with systems integration, consulting and industry partners. Please describe more specifically, in quantitative terms if possible, the extent of your reliance on such partners, and tell us what consideration you gave you gave to filing any related agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

"Certain of our software products may be deployed…," page 25

12.   Please provide additional disclosure, in quantitative terms if possible, regarding the extent to which you currently deliver your software products through the cloud, so that investors may better understand the scope of the risks described.

Industry and Market Data, page 33

13.   We note the following statements with respect to the third-party market and industry data cited in your prospectus:

- "We have not independently verified any third-party information and cannot assure you of its accuracy or completeness;" and
- "Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information."

As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

Use of Proceeds, page 34

14.   You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital;" to satisfy tax withholding obligations related to the vesting of restricted stock units of employees and former employees; and to acquire or invest in other companies, product lines, products, or technologies. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds for general corporate purposes, as well as the approximate amounts intended to be used for each such purpose, to the extent known. We note in this regard that you intend to disclose the amount to be applied for withholding obligations, based on the midpoint of the IPO price. If you are unable to disclose a specific plan for a significant portion of the proceeds or the amounts intended for each such purposes, please revise to discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

15.   We refer to your disclosed intent to use a portion of the net proceeds to satisfy tax withholding obligations related to the vesting of RSUs held by current or former employees. Please revise to explain why the company is using a portion of the proceeds of the offering to satisfy these withholding obligations -- for example pursuant to gross-up agreements or otherwise -- rather than having the relevant current or former employee arrange for the payment of these taxes. In this regard, we note that Section 7 of the company's 2010 Restricted Stock Unit Plan indicates that the RSU grantee, rather than the company, will be responsible for paying the company for any federal, state or local

taxes required to be withheld by the company. In addition, to the extent that the company is satisfying tax withholding obligations for any of your named executive officers, please ensure that your executive compensation discussion contains appropriate disclosure.

16.   You state that you do not currently know the amount of net proceeds that will be used to satisfy the tax withholding obligations because it will depend on your stock price on the date of vesting of the RSUs, which you disclose will be at least 180 days after completion of the IPO. Please revise to discuss any other significant factors or assumptions that the amount of proceeds to be used for this purpose will depend on, for example, the applicable income tax rates for the relevant employees. Further, please provide a sensitivity analysis showing the effect of changes in the company's stock price on the amount of proceeds that will be applied to satisfy withholding obligations. For example, discuss how a $1 change in the stock price from the midpoint of the IPO price range would affect the amount to be applied for this purpose. Finally, please consider disclosing the maximum amount of proceeds that you intend to apply to tax withholdings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

17.   Your MD&A overview summarizes how the company generates and recognizes revenues, and it discusses several key metrics you use to evaluate and manage your business. Please consider expanding the overview to address material opportunities, uncertainties, risks and challenges facing the company, and how management is dealing with these issues. For example, we note disclosure elsewhere that an increasing percentage of service revenues could adversely affect your overall gross margin and profitability, and that failure of your newer products to obtain broad market acceptance would harm your growth prospects; a more thorough overview might discuss these challenges and the company's plans for overcoming them. Refer to SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 69

18.   We note in your disclosure on page 69 and in Exhibit 10.4 that RSUs are subject to both time-based vesting as well as a performance-based vesting condition, both of which must be satisfied before the RSUs are settled in shares of common stock. We further note that you recognize stock-based compensation cost related to these RSUs over the time-based vesting period without regard to the performance condition. Please explain your basis for recognizing compensation cost prior to the occurrence of the performance-based vesting condition.

19.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

20.   Tell us whether you obtained a contemporaneous or retrospective valuation for each valuation date and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to discuss the significant factors contributing to the difference in the fair value determined between each grant and equity related issuance. In this regard, while we note your disclosure regarding certain valuations that there was no single event or series of events that occurred that resulted in an increase in fair value of your common stock but rather a series of events related to general improvements in the market and your financial position and results of operations, you should revise your disclosure to provide more insight into these general improvements and how your financial position and results have improved. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

21.   Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

22.   We note your disclosure on page 70 that your expected volatility for stock based awards is derived from the historical volatility of publicly listed peer companies. We further note your disclosure on page 72 and 73 that the value of your common stock was determined in part by utilizing the market approach based upon market multiples of eight comparable publicly-traded companies. Please address the following with respect to the group of comparable public companies used in your various analyses:

- Confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly.
- Revise to disclose the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and any limitations or uncertainties over that comparability.

23.   We note your use of a straight-line methodology in determining the fair value of restricted stock units (RSUs) granted on December 8, 2010 and March 9, 2011. Please explain your basis for the use of this method in determining the fair value of RSUs and why you believe it is appropriate.

24.   Please clarify your basis for using 45% to 47.5% risk-adjusted discount rates in your
        contemporaneous valuations.

25.   We note your disclosure on page 74 that the valuation performed as of April 30, 2011
        "was primarily based on a secondary market transaction that closed in May and June
        2011." We further note that the board of directors did not obtain a third-party valuation
        in determining fair value as of April 30, 2011. Please address the following:

        - Please clarify how the secondary transaction(s) that closed in May and June 2011
          represented arms-length transactions considering that the purchasing party in the
          transaction(s) appears to be a related party.
        - Please explain the board's decision not to obtain a third-party valuation
          considering that an IPO was becoming more imminent and that a significant
          number of RSUs granted on March 9, 2011 were valued in part based on the
          secondary transaction(s).
        - Please explain the reason for the 69% increase in the stock price from the
          previous valuation on January 31, 2011.

26.   For any share-based issuances subsequent to the most recent balance sheet date presented
        in the registration statement, if material, please revise your disclosure to include the
        expected impact the additional grants will have on your financial statements. Please
        continue to update your disclosures for all equity related transactions subsequent to this
        request through the effective date of the registration statement.

Business

Our Products, page 83

27.   Please specifically disclose the factual basis for and the context of all your beliefs,
        understandings, estimates, and opinions set forth in the registration statement, including
        the following:

        - "By improving access to information, automating low-level tasks and enforcing
          consistent adherence to underwriting guidelines, PolicyCenter enables P&C insurance
          carriers to reduce underwriting costs while also improving the quality of the risks
          they insure," page 83; and
        - "ClaimCenter enables claims operations to realize quantifiable reductions in claims
          payments, which are the largest outflow for P&C insurance carriers, and often
          represent over 60 cents of every premium revenues dollar," page 84.

Our Customers, page 86

28.   We note your statement that you "count as customers distinct buying entities, which in a
        few cases includes multiple national or regional subsidiaries of large, global P&C

insurance carriers." We note further your disclosure that no single customer accounted for more than 10% of the company's revenues for any of the periods presented in the financial statements included in the prospectus. Please tell us, and disclose if appropriate, whether the subsidiaries of any single large, global P&C insurance carrier, taken together, accounted for more than 10% of the company's revenues for any of the periods presented in the financial statements. Refer to Item 101(c)(1)(vii) of Regulation S-K.

29. You present several case studies of customers that have utilized your products. Please confirm that each of these customers has agreed to their case studies being used in this manner.

Legal Proceedings, page 92

30. You disclose several pending lawsuits involving the company and Accenture. Please revise to ensure that you provide a brief description of the factual basis alleged to underlie each such proceeding, as well as the relief sought. Refer to Item 103 of Regulation S-K.

Management

Compensation Committee Interlocks and Insider Participation, page 99

31. Please identify here each person who served as a member of your compensation committee during the last fiscal year. It appears you should also expand the disclosure under this caption to provide the disclosure called for by Item 404 of Regulation S-K with respect to the company's related-party transactions with the Bay Partners affiliates of Mr. Dempsey. See Item 407(e)(4) of Regulation S-K. Please note that cross-referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not, however, object to a cross-reference in the related party disclosure to the present section.

Compensation

Role of Compensation Consultant, page 102

32. You disclose that after the company initially engaged Compensia in 2009 to review your executive compensation practices, the consulting firm's engagement was expanded to include a general review of non-executive employee compensation. You disclose further than the compensation committee engaged Compensia in April 2011 to consult on matters relating to executive compensation on an on-going basis, but that the firm did not provide any "non-compensation-related services" to the company during fiscal 2011. Please tell us what other compensation-related services Compensia provided during fiscal 2011, if any, and how you apparently concluded that you are not required to provide disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K with respect to

Compenia's services, including the aggregate fees paid to the firm for executive compensation consulting services and the aggregate fees for additional services provided, as well as whether the decision to engage Compensia for these other services was made, or recommended, by management, and whether the compensation committee approved such other services of Compensia.

Certain Relationships and Related Party Transactions, page 125

33.   Please provide the disclosure called for by Item 404(b) of Regulation S-K with respect to the review and approval of the company's related-party transactions. For example, disclose whether you have historically had a written policy with respect to the review and approval of related-party transactions, and discuss the standards, if any, that you have historically applied when reviewing related-party transactions, including those disclosed in your filing. See Item 404(b)(1) and Instruction 1 to Item 404.

Principal Stockholders, page 127

34.   Your principal stockholders table indicates that the beneficial ownership information contained therein is presented as of April 30, 2011. Please revise to provide this information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

35.   Your principal shareholder disclosure identifies Mr. Krausz as a beneficial owner of the Guidewire shares held by funds affiliated with U.S. Venture Partners, and Mr. Dempsey as a beneficial owner of the Guidewire shares held by funds affiliated with Bay Partners. Please confirm that each of these individuals has sole voting and dispositive power over the shares held by the respective funds; or revise to identify all natural persons who share voting or dispositive power over the Guidewire shares held by the funds affiliated with each of U.S. Venture Partners and Bay Partners.

36.   We note that footnote 3 to the principal stockholder table disclaims beneficial ownership by the individuals identified therein, except to the extent of their pecuniary interest in the company's securities. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held

by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Consolidated Financial Statements

General

37.   Please revise to include updated audited financial statements. Please refer to Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

38.   We note that you do not present a line-item for net income (loss) available to common shareholders. Notwithstanding the disclosure in note 9 to the consolidated financial statements, please tell us how you considered the guidance in SAB Topic 6.B, which indicates that net income (loss) available to common shareholders should be reported on the face of the income statement when it is materially different than reported net income or loss.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Policies and Estimates

Revenue Recognition, page F-10

39.   We note your disclosure on page 1 that your software can be deployed either on-premise or in cloud environments. Please tell us the details of arrangements that include deploying your software in a cloud environment and its effect on revenue recognition.

40.   Your disclosures indicate that vendor-specific objective evidence ("VSOE") of fair value of maintenance services is established using the stated maintenance renewal rate in the customer's contract. Please tell us more about your methodology for establishing VSOE including how you determine that the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Also, describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, etc.).

41.   We note your disclosure on page 45 that your maintenance contracts usually have a term of one to five years. Please clarify the terms of your multi-year term license arrangements that include multi-year bundled maintenance services and also whether you enter into one-year terms license agreements with bundled coterminous maintenance services. In your response also tell how you determined that VSOE of fair value exists

for such bundled maintenance services including your consideration for the guidance in ASC 985-605-55-60 through 67.

42.   We also note that VSOE of fair value for services is established if a substantial majority of historical stand-alone prices for a service fall within a reasonably narrow price range. Please tell us what percentage you consider to be a majority and what you consider a reasonably narrow price range.

43.   We note your disclosure that when the company cannot make reliable estimates of total project implementation the zero profit margin method is applied. Please confirm that when using this method it is reasonably assured that no loss will be incurred under such arrangements.

Note 9. Net Income (Loss) per Share Attributable to Common Stockholders, page F-29

44.   Please clarify whether the holders of unvested RSUs have non-forfeitable rights to dividends or dividend equivalents. In this regard, please clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method to the extent including such shares would not be antidilutive. Please refer to ASC 260-10-45-61A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert Donohue, General Counsel
        Craig M. Schmitz, Goodwin Proctor, LLP